PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated February 14, 2006	Registration No. 333-129842

Computer Software Innovations, Inc.

15,295,728 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated February 14, 2006, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 15,295,278 shares of common stock of Computer Software Innovations, Inc.

This Prospectus Supplement includes a Current Report on 8-K, filed with the Securities and Exchange Commission on April 20, 2006.

The information contained in the report included in this Prospectus Supplement is dated as of the period of each such report. This Prospectus should be read in conjunction with the Prospectus dated February 14, 2006 and Prospectus Supplement No. 1 dated March 31, 2006, which are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated February 14, 2006, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of the Prospectus Supplement No. 2 is April 20, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) April 20, 2006

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

1661 East Main Street, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On April 20, 2006, the Company disseminated its 2005 Annual Report to Stockholders (the “Annual Report”). The Company included in the Annual Report a letter from the President and Chief Executive Officer to the stockholders of the Company. The letter is furnished as Exhibit 99.1 to this report.

Additionally, the Company is disclosing that it has completed its move from its three separate facilities in Easley, SC totaling approximately 12,000 square feet to a single facility at 900 E. Main, Suite T, Easley, SC 29640. As is typical of many public corporations, the Company has set a goal of achieving double-digit revenue growth on an ongoing basis. The new facility provides room to more than double our staff in our newly leased space, if and when required by any such potential growth. Our lease includes approximately 30,000 square feet, including approximately 23,000 square feet of finished space and approximately 7,000 square feet of warehouse space, which may be subsequently converted to office space. We were able to take advantage of space available from the refurbishment of a more than 100,000 square foot textile mill facility, which proved to be a more attractive solution on a square foot cost basis and compared to space limitations of other options in the surrounding area. The more than 70,000 square feet in the building, which we do not currently lease, is primarily located in adjacent suites and may be available for lease at future dates to accommodate additional growth. The specific obligations under the Company’s leases are described in more detail in the Company’s Form 10-KSB for the year ended 2005 filed with the Securities Exchange Commission on March 30, 2006.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The following exhibit is furnished as part of this report:

Exhibit Number	Description
Exhibit 99.1	Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick President and Chief Executive Officer

Dated: April 20, 2006

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Letter to Shareholders

Exhibit 99.1

Letter to Shareholders

To Our Shareholders:

2005 was a year of dramatic change for CSI. We started the year by going public through a reverse merger. We undertook this endeavor to provide resources for steady future growth and financial success for CSI and to expand our presence beyond the Southeast. Additional capital that we believe we will be able to raise as a public company will allow us to make strategic acquisitions to facilitate growth as well as to grow organically. 2005 was the year for laying the foundation for our future. We have set the stage for 2006 and beyond.

Our revenues increased by $1.8 million or 8% to $24.3 million in 2005 from $22.5 million in 2004, despite the distraction of going public. We had a net loss of $0.8 million or $0.29 per share in 2005 compared with net income of $1.5 million or $0.58 per share in 2004. The decline of $2.3 million was primarily due to costs related to the reverse merger and ongoing compliance, which exceeded $2.4 million.

We faced many challenges during 2005.

The compliance costs and reporting requirements of being a public company are substantial. As the year progressed we were able to put in place staff with public reporting experience, including our Chief Financial Officer.

Our software applications segment revenues decreased by 11.3% during 2005 primarily due to a reduction in our software sales force late in the prior year and through the merger, and the effort required to enter the public company arena. Salaries and wages in software applications cost of sales increased due to the addition of the .Net Microsoft SQL (.Net application programming language and SQL or structured query language database conversion) project in 2004. Certain development costs were capitalized in 2005; however, expenses increased due to the level of continued maintenance required for the prior version as the newer version is in development.

We experienced some pressure on margins in the technology solutions segment as competition increased in some product lines (particularly white boards and internet telephony). Staffing to address the increasing technical complexity of certain solutions has increased salaries and wages costs.

Many successes were also evident during 2005.

Our technology solutions segment sales increased 13.1% in 2005 versus 2004 due primarily to sales of newhardware coupled with a smaller relative increase in engineering services sold.

We introduced a new software service, an increased annual support offering during 2005, Service+Plus. This provides version protection for major releases of the software, without additional fees, free attendance to seminars accessed remotely by use of the internet, free user conference attendance and disaster recovery (off-site data storage). Approximately 50% of our software clients have taken advantage of this new offering.

We also began offering an ASP (Application Service Provider or CSI hosted) solution to new clients whereby they can access the software on CSI servers and run it remotely over the internet at a fixed monthly cost. Under this business model, the client can forego the significant up-front investment required to purchase computer hardware and install the software at their location. We feel this will prove to be a very attractive alternative for smaller municipalities, and for school districts wishing to utilize only school activity accounting. School activity accounting is used to track club and athletics revenue and expenditures.

In September 2005 we acquired curriculator™, the Standards Based Lesson Planner. We subsequently rewrote the product to be web-based and released this version in February 2006. This software is designed to allow teachers to create lesson plans that are tied to a state’s curriculum standards. These lesson plans may then be reviewed by school administrators and reports may be generated to determine the standards that have been met or need to be met. This is particularly important as school systems develop higher accountability standards.

The migration of our fund accounting software to Microsoft’s .Net and SQL database platform continued during 2005 with the core school activity modules completed by year end. This development will continue during 2006 as we migrate our entire software suite to this new platform.

Again, 2005 was a foundational year for 2006 and beyond. Along with the successes discussed above, we underwent a major corporate reorganization at the end of 2005. Prior to this reorganization, our sales staff focused on either technology or software sales and other departments within the organization were also clearly divided based on these segments. With the reorganization, we now allow our sales staff to sell both software and technology. The purposes of this reorganization were to:

•	Provide unity of the segments – technology and software. As staff focus on all aspects of CSI’s offerings, the various departments are becoming more unified in their efforts. We are supporting the sales staff efforts by providing product specialists for the various software applications and technology solutions that we offer.

•	Improve teamwork within CSI through unity of the segments.

•	Increase bandwidth. Prior to the reorganization, two separate salespersons would call on the same client: one for software and one for technology. Our sales staff now covers a smaller geographic area as a single face to prospective clients, with reduced travel time, more contacts, more products and services to offer, and the ability to sell CSI as the primary solution for technology needs.

•	Decrease selling expenses as a percent of sales. We will reduce travel between clients as sales staff covers a smaller territory.

•	Increase revenue. The synergy generated by the realignment is generating increased sales opportunities. As our sales staff are more cognizant of both software and technology opportunities, we believe there will be a significant impact on our revenues.

•	Maintain and improve customer service. As our departments focus on all the needs of our clients, both software and technology, and the cross-sell, integration and support opportunities, we will better serve our clients.

•	Increase communication – with staff, clients and partners.

In addition to our reorganization, we have added telesales staff to augment our software sales efforts. These staff are making outbound calls for our fund accounting software and will also be telemarketing curriculator™, the Standards Based Lesson Planner.

We have also added a call center to offer technology service contracts. Recurring revenues from annual service and support agreements have been a strong component of our software applications segment since 1990. We are expanding this model to provide support contracts for our various technology solutions.

As I mentioned earlier, we are in the midst of developing the next generation of our fund accounting software which will be based on Microsoft’s .Net and SQL platform. This development began in late 2004 and will continue throughout 2006. Several modules of the new version are complete and we will begin marketing these this year even as we continue to market and install our existing version for those customers needing functionality in modules not yet converted.

The next generation of our fund accounting software and curriculator™, the Standards Based Lesson Planner, are products with a national potential and we will be focusing our marketing efforts nationally through telesales as well as direct mail, trade shows and, possibly, resellers.

We are actively seeking acquisitions during 2006, particularly those that will enhance our intellectual property portfolio. We believe that the corporate realignment will ease the integration of acquisitions and we look forward to locating complimentary companies to join the CSI team.

We are also re-branding CSI this year. We have a new logo and we will soon have a new website and new marketing materials (including a trail guide to our product and service offerings). The new website will better illustrate what CSI is all about by showcasing the vertical markets we serve – SchoolGear, GovGear and BizGear, and the solutions specific to them. Examples of our re-branding are illustrated throughout this annual report.

On a closing note, I want to say thank you to Joe Black, our former CFO who retired in May of 2005. Joe and I worked side by side for more than 15 years and we appreciate all he has done for CSI.

I also want to thank our employees, shareholders, Board of Directors and customers for their continued support and commitment. We have exciting times ahead and I look forward to sharing them with you.

/s/ Nancy K. Hedrick
Nancy Hedrick
Chief Executive Officer and
President